UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 23)*

TD Ameritrade Holding Corporation

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

87236Y 10 8

(CUSIP Number)

Norrie C. Cambell, Esq.

The Toronto-Dominion Bank

Toronto-Dominion Centre

P.O. Box 1

Toronto, Ontario M5K IA2

(856) 751-2721

Copy to:

Lee Meyerson, Esq.

Simpson Thacher & Bartlett LLP

425 Lexington Avenue

New York, NY 10017

(212) 455-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 6, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 87236Y 10 8

1	NAMES OF REPORTING PERSONS The Toronto-Dominion Bank
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON (See Instructions) BK

CUSIP No. 87236Y 10 8

1	NAMES OF REPORTING PERSONS TD Group US Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON (See Instructions) OO

CUSIP No. 87236Y 10 8

1	NAMES OF REPORTING PERSONS TD Luxembourg International Holdings S.à r.l.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Luxembourg

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON (See Instructions) OO

Item 1: Security and Issuer

This Amendment No. 23 hereby amends and supplements the statement of beneficial ownership on Schedule 13D relating to the common stock, $0.01 par value per share (the “Issuer Common Stock”) of TD Ameritrade Holding Corporation, a Delaware corporation (the “Issuer”), initially filed on January 25, 2006, as amended by Amendment No. 1 thereto filed on February 24, 2006, Amendment No. 2 thereto filed on April 14, 2006, Amendment No. 3 thereto filed on May 5, 2006, Amendment No. 4 thereto filed on May 11, 2006, Amendment No. 5 thereto filed on May 19, 2006, Amendment No. 6 thereto filed on May 26, 2006, Amendment No. 7 thereto filed on September 14, 2006, Amendment No. 8 thereto filed on February 5, 2009, Amendment No. 9 thereto filed on August 13, 2010, Amendment No. 10 thereto filed on January 20, 2011, Amendment No. 11 thereto filed on February 10, 2011, Amendment No. 12 thereto filed on February 24, 2011, Amendment No. 13 thereto filed on November 8, 2011, Amendment No. 14 thereto filed on March 16, 2012, Amendment No. 15 thereto filed on May 15, 2013, Amendment No. 16 thereto filed on December 6, 2013, Amendment No. 17 thereto filed on December 9, 2013, Amendment No. 18 thereto filed on February 14, 2014, Amendment No. 19 thereto filed on February 4, 2016, Amendment No. 20 thereto filed on September 20, 2017, Amendment No. 21 thereto filed on September 25, 2017 and Amendment No. 22 thereto filed on November 27, 2019 (as amended, and as it may be further amended from time to time, this “Statement”), by the Reporting Persons with respect to the items set forth below. This Amendment No. 23 is being filed to reflect the closing of the transactions contemplated by that certain Agreement and Plan of Merger, dated as of November 24, 2019 (as may be amended from time to time, the “Merger Agreement”), by and among The Charles Schwab Corporation, a Delaware corporation (“Schwab”), the Issuer, and Americano Acquisition Corp., a Delaware corporation and a direct, wholly owned subsidiary of Schwab (“Merger Sub”). Unless otherwise indicated herein, capitalized terms used and not defined in this Amendment No. 23 shall have the respective meanings herein as are ascribed to such terms in the Statement.

Item 4: Purpose of Transaction

Item 4 of the Statement is hereby amended and supplemented by the following:

On October 6, 2020 (the “Effective Date”), Schwab and the Issuer consummated the transactions contemplated by the Merger Agreement, pursuant to which Merger Sub merged with and into the Issuer, with the Issuer surviving the merger as a wholly owned subsidiary of Schwab (the “Merger”), and, accordingly, the Reporting Persons no longer have beneficial ownership of any Issuer Common Stock.

As a result of the Merger, each share of Issuer Common Stock issued and outstanding immediately prior to the effective time of the Merger (other than certain shares of Issuer Common Stock as set forth in the Merger Agreement) was converted into the right to receive Schwab common stock or Schwab nonvoting common stock in accordance with the Merger Agreement.

Item 5: Interest in Securities of the Issuer

Item 5 of the Statement is hereby amended and supplemented by the following:

(a) and (b). As of the date hereof, the Reporting Persons do not beneficially own any Issuer Common Stock.

As of the date hereof, none of the individuals listed on Schedule I beneficially owns any shares of Issuer Common Stock. Immediately prior to the Merger, Mr. Levitt beneficially owned 20,160 shares of Issuer Common Stock, Ms. Maidment beneficially owned 76,737 shares of Issuer Common Stock, and Ms. Miller beneficially owned 15,195 shares of Issuer Common Stock.

(c) Except as otherwise described in this Statement and the transactions described below, none of the Reporting Persons nor, to the best of the Reporting Persons’ knowledge, any of the individuals named in Schedule I to the Statement, has engaged in any transaction in shares of Issuer Common Stock in the last 60 days.

Date	Number of Shares Purchased/(Sold)	Average Price Per Share ($)
09/25/2020	(15)	37.82

The above trade was effected in the open market by TD directly or indirectly by TD through subsidiaries in connection with TD’s banking, securities, derivatives, asset management or similar businesses, including in client, brokerage and investment accounts.

(d) Not applicable.

(e) On the Effective Date, following the transactions set forth herein, each of the Reporting Persons ceased to be the beneficial owner of more than five percent of the outstanding shares of the Issuer Common Stock.

Item 6: Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Item 6 of the Statement is hereby supplemented by the following:

The information set forth or incorporated by reference in Item 4 is incorporated by reference in its entirety into this Item 6.

Upon the consummation of the Merger, each of the following were terminated: (i) the Stockholders Agreement, dated as of June 22, 2005 as amended from time to time, by and among the Issuer, TD, TD LIH and the other parties thereto, and (ii) the Registration Rights Agreement, dated as of September 18, 2017, by and among the Issuer, TD, TD LIH and the other parties thereto.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 7, 2020

THE TORONTO-DOMINION BANK

By:	/s/ Barbara Hooper
Name:	Barbara Hooper
Title:	Executive Vice President

TD GROUP US HOLDINGS LLC

By:	/s/ Kelvin Tran
Name:	Kelvin Tran
Title:	Executive Vice President and Chief Financial Officer

TD LUXEMBOURG INTERNATIONAL HOLDINGS SARL

By:	/s/ Scott Ferguson
Name:	Scott Ferguson
Title:	Authorized Signatory

SCHEDULE I

INFORMATION RELATING TO THE DIRECTORS AND EXECUTIVE OFFICERS

OF THE TD ENTITIES

Schedule I to the Schedule 13D Filing is hereby amended and restated as follows:

Name	Present Principal Occupation or Employment and Address

THE TORONTO-DOMINION BANK

DIRECTORS

Amy W. Brinkley (U.S. Citizen)	Consultant, AWB Consulting, LLC 2225 Sharon Lane Charlotte, North Carolina 28211

Brian C. Ferguson (Canadian Citizen)	Corporate Director and former President & Chief Executive Officer Cenovus Energy Inc. 600 Princeton Way SW #505 Calgary, Alberta T2P 5N4

Colleen A. Goggins (U.S. Citizen)	Corporate Director and retired Worldwide Chairman, Consumer Group, Johnson & Johnson 7 Constitution Hill East Princeton, New Jersey 08540

Jean-René Halde (Canadian Citizen)	Corporate Director and retired President and Chief Executive Officer, Business Development Bank 2813 rue des Outardes Saint-Laurent, Quebec H4R 0H5

David E. Kepler (U.S. Citizen)	Corporate Director and retired Executive Vice President, The Dow Chemical Company 912 Turtle Cove Sanford, Michigan 48657

Brian M. Levitt (Canadian Citizen)	Chair of the Board The Toronto-Dominion Bank and former non-executive Vice Chair, Osler, Hoskin & Harcourt LLP P.O. Box 1 TD Bank Tower 66 Wellington Street West Toronto, Ontario M5K 1A2

Alan N. MacGibbon (Canadian Citizen)	Corporate Director and retired Managing Partner and Chief Executive of Deloitte LLP (Canada) 15 Birkbank Drive Oakville, Ontario L6J 4Z1

Karen E. Maidment (Canadian Citizen)	Corporate Director and former Chief Financial and Administrative Officer BMO Financial Group 92 Salisbury Avenue Cambridge, Ontario N1S 1J5

Bharat B. Masrani (Canadian and Great Britain Citizen)	Group President and Chief Executive Officer, The Toronto-Dominion Bank P. O. Box 1, TD Bank Tower 66 Wellington Street West Toronto, Ontario M5K 1A2

Irene R. Miller (U.S. and Canadian Citizen)	Chief Executive Officer Akim, Inc. 186 Riverside Drive, #10E New York, NY 10024

Nadir H. Mohamed (Canadian Citizen)	Corporate Director and former President and Chief Executive Officer, Rogers Communications Inc. Goodmans LLP 333 Bay Street, Suite 3400 Toronto, Ontario M5H 2S7

Claude Mongeau (Canadian Citizen)	Corporate Director and former President and Chief Executive Officer, Canadian National Railway Company 195 Maplewood Ave. Outremont, Quebec H2V 2M6

S. Jane Rowe (Canadian Citizen)	Executive Managing Director, Equities Ontario Teachers’ Pension Plan 5650 Yonge Street M2M 4H5

EXECUTIVE OFFICERS

Riaz Ahmed (Canadian Citizen)	Group Head and Chief Financial Officer, TD Bank Group

Ajai Kumar Bambawale (Canadian Citizen)	Group Head and Chief Risk Officer, TD Bank Group

Gregory Bryan Braca (U.S. Citizen)	Group Head, U.S. Retail, TD Bank Group and President and CEO, TD Bank, America’s Most Convenient Bank®

Norie Clare Campbell (Canadian Citizen)	Group Head & General Counsel, TD Bank Group

Theresa Lynn Currie (Canadian and U.S. Citizen)	Group Head, Canadian Personal Banking, TD Bank Group

Robert Edward Dorrance (Canadian Citizen)	Group Head, Wholesale Banking, TD Bank Group and Chairman, Chief Executive Officer & President, TD Securities

Paul Campbell Douglas (Canadian Citizen)	Group Head, Canadian Business Banking, TD Bank Group

Bharat Bhagwanji Masrani (Canadian and British Citizen)	Group President and Chief Executive Officer, TD Bank Group

Michael Rhodes (U.S. Citizen)	Group Head, Innovation, Technology and Shared Services, TD Bank Group

Leovigildo Salom (U.S. Citizen)	Group Head, Wealth Management and TD Insurance, TD Bank Group

TD LUXEMBOURG INTERNATIONAL HOLDINGS SARL

DIRECTORS

Peter Walker (Canadian and British Citizen)	Board Manager TD Luxembourg International Holdings SARL 8-10 avenue de la Gare L-1610 Luxembourg

Scott Ferguson (Canadian Citizen)	Board Manager TD Luxembourg International Holdings SARL 8-10 avenue de la Gare L-1610 Luxembourg